UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM SD

Specialized Disclosure Report

Guidance Software, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-33197	95-4661210
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1055 E. Colorado Boulevard, Pasadena, California	91106
(Address of Principal Executive Offices)	(Zip Code)

(626) 229-9191

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

ITEM 1.01	Conflict Minerals Disclosure

This Form SD of Guidance Software, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013. Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo and any adjoining country. Certain of the Company’s operations manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products. The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Specifically, the Company surveyed its immediate suppliers to determine whether any of the components used in the Company’s manufacture of products contained Conflict Minerals. The Company further requested and obtained from its immediate suppliers written representations regarding the source of any Conflict Minerals that are necessary to the functionality or production of the Company’s products. Based on this reasonable country of origin inquiry, the Company determined that it has no reason to believe that the Conflict Minerals may have originated in the Covered Countries, or it has reason to believe that the Conflict Minerals came from recycled or scrap sources. A copy of this Form SD is also posted to the Company’s website at: http://investors.guidancesoftware.com/sec.cfm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Guidance Software, Inc.

Date: June 2, 2014	By:	/s/ Mark E. Harrington
	Name:	Mark E. Harrington
	Title:	General Counsel and Corporate Secretary